UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

SCHEDULE 14D-9

(Rule 14d-101)

Solicitation/Recommendation Statement

Under Section 14(d)(4) of the Securities Exchange Act of 1934

(Amendment No. 5)

F-STAR THERAPEUTICS, INC.

(Name of Subject Company)

F-STAR THERAPEUTICS, INC.

(Name of Person Filing Statement)

Common Stock, par value $0.0001 per share

(Title of Class of Securities)

30315R107

(CUSIP Number of Class of Securities)

Eliot Forster, Ph.D.

Chief Executive Officer

Eddeva B920

Babraham Research Campus

Cambridge, CB22 3AT, United Kingdom

+44-1223-497400

(Name, address and telephone number of person authorized to receive notices and communications on behalf of the person filing statement)

With copies to:

William C. Hicks, Esq.

Matthew J. Gardella, Esq.

Mintz, Levin, Cohn, Ferris, Glovsky and Popeo, P.C.

One Financial Center

Boston, MA 02111

(617) 542-6000

☐	Check the box if the filing relates solely to preliminary communications made before the commencement of a tender offer.

This Amendment No. 5 to Schedule 14D-9 (the “Amendment”) amends and supplements the Solicitation/ Recommendation Statement on Schedule 14D-9 (as amended or supplemented from time to time, the “Schedule 14D-9”) previously filed by F-star Therapeutics, Inc., a Delaware corporation (the “Company”), with the Securities and Exchange Commission on July 7, 2022 relating to the offer by invoX Pharma Limited, a private limited Company organized under the laws of England and Wales (“Parent” or “invoX Pharma”), Fennec Acquisition Incorporated, a Delaware corporation (“Purchaser”) and a direct wholly owned subsidiary of Parent, and Sino Biopharmaceutical Limited, a company organized under the laws of the Cayman Islands (“Guarantor”) to acquire any and all of the issued and outstanding shares of Common Stock (the “Company Shares”), at a purchase price of $7.12 per Company Share (the “Offer Price”), net to the seller thereof in cash, and less any required withholding taxes, upon the terms and subject to the conditions set forth in the Offer to Purchase, dated July 7, 2022 (as amended or supplemented from time to time, the “Offer to Purchase”), and in the related Letter of Transmittal (which, together with the Offer to Purchase, as each may be amended or supplemented from time to time, constitute the “Offer”).

Except as otherwise set forth below, the information set forth in the Schedule 14D-9 remains unchanged and is incorporated by reference as relevant to the items in this Amendment. Capitalized terms used and not defined herein shall have the meanings given to such terms in the Schedule 14D-9. This Amendment is being filed to reflect certain updates as reflected below.

Item 4. The Solicitation or Recommendation

The subsection of Item 4 of the Schedule 14D-9 entitled “Background of the Offer” is hereby amended as follows: On page 16, the paragraph below is amended to include the following bold and underlined text:

“On December 17, 2021, following discussions between Mintz and Shearman & Sterling LLP (“Shearman”), legal counsel to Sino Biopharm and invoX Pharma, the Company and Sino Biopharm entered into a confidentiality agreement (the “Confidentiality Agreement”). The Confidentiality Agreement included customary non-disclosure provisions and a standstill provision that prohibited Sino Biopharm, for 18 months from the date of the agreement, from offering to acquire or acquiring F-star, and from taking certain other actions, including soliciting proxies, without the prior written consent of F-star. The Confidentiality Agreement provided for the termination of the standstill provision upon F-star’s entry into a definitive agreement with a third party providing for a sale of F-star and on other customary terms, and allowed Sino Biopharm to make confidential acquisition proposals to the Board at any time. The confidentiality agreements entered into with the other parties described below were substantially similar to the foregoing, but they did not contain any standstill provisions.”

On page 21, the paragraph below is amended to include the following bold and underlined text:

“Throughout the week of June 13, 2022, representatives from Mintz, Shearman, F-star and invoX Pharma continued to negotiate the final terms of the Merger Agreement, including the terms of an equity investment by invoX Pharma into F-star if the transaction were terminated because it failed to satisfy the regulatory requirements of applicable foreign direct investment authorities in a timely manner, in lieu of a reverse break-up fee (the “Equity Investment”). On June 14, 2022, Shearman sent Mintz a proposed transition services agreement for Dr. Forster and, subsequently, drafts of employment agreements for James Sandy, Chief Development Officer, and Neil Brewis, Ph.D., Chief Scientific Officer. Sino Biopharm required such arrangements be put in place concurrent with the Merger Agreement. Prior to this time, there was no specific discussions about post-closing employment for any individual executive officer of F-star. This was the first date any specific management retention plans were proposed to the Company. Other than with respect to the foregoing individuals, no future employment or directorship discussions occurred between Sino Biopharm and/or invoX Pharma, on one hand, and F-star’s executive officers, on the other hand, prior to the announcement of the Merger Agreement.”

The subsection of Item 4 of the Schedule 14D-9 entitled “Opinion of the Company’s Financial Advisor” is hereby amended as follows: On page 35, the paragraph below is amended to include the following bold and underlined text:

“Under the terms of its engagement letter dated May 20, 2022, Morgan Stanley provided the Company financial advisory services and a financial opinion, described in this section and attached to this Schedule 14D-9 as Annex I, in connection with the transactions contemplated by the Merger Agreement. As compensation for Morgan Stanley’s financial advisory services, the Company paid Morgan Stanley a fee of $1.0 million (the “Announcement Fee”), which was contingent upon the earlier of the rendering of Morgan Stanley’s opinion and the execution of definitive agreement with respect to the Merger. The Company also has agreed to pay Morgan Stanley a fee equal to $6.5 million (the “Transaction Fee”), which is contingent upon the consumption of the Merger. The Announcement Fee will be credited against the Transaction Fee payable if the Merger is consummated. In addition to the Transaction Fee, the Company may, in its sole discretion, pay an additional discretionary fee of up to $2.5 million to Morgan Stanley, based on the overall services provided by Morgan Stanley in connection with Morgan Stanley’s engagement. No such discretionary fee is anticipated to be paid. The Company has also agreed to reimburse Morgan Stanley for its reasonable and documented expenses incurred from time to time in connection with Morgan Stanley’s engagement. In addition, the Company has agreed to indemnify Morgan Stanley and its affiliates, its and their respective directors, officers, employees and agents and each other person, if any, controlling Morgan Stanley or any of its affiliates, against any losses, claims, damages or liabilities, relating to, arising out of or in connection with Morgan Stanley’s engagement. In the two years prior to the date of Morgan Stanley’s opinion, Morgan Stanley did not provide financial advisory and financing services for the Parent or Sino Biopharmaceutical Ltd. or, other than in connection with the Merger, the Company for which they have received fees in connection with such services. Morgan Stanley may seek to provide financial advisory and financing services to the Parent and the Company and their respective affiliates in the future and would expect to receive fees for the rendering of these services.”

After due inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

F-star Therapeutics, Inc.

By:	/s/ Eliot Forster, Ph.D.
Name: Eliot Forster, Ph.D.
Title: President and Chief Executive Officer

Dated: October 24, 2022

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